UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SANGSTAT MEDICAL CORPORATION
(Name Of Subject Company (Issuer))

GENZYME CORPORATION
SWIFT STARBOARD CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Including the Associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

801003104
(CUSIP Number of Class of Securities)

Peter Wirth
Genzyme Corporation
One Kendall Square
Cambridge, MA 02139
Telephone: (617) 252-7500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$642,140,033	$51,950

*
Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the acquisition of 28,539,557 shares of common stock, par value $0.001 per share, including the associated preferred stock purchase rights (the "Common Stock"), of SangStat Medical Corporation ("SangStat") outstanding as of June 30, 2003 for the expected consideration in the tender offer of $22.50 per share. Such number of outstanding shares assumes the (1) exercise of in-the-money exercisable options to purchase an aggregate of 1,569,697 shares of Common Stock and (2) conversion of a convertible promissory note issued by SangStat into 500,773 shares of Common Stock.

**
In accordance with Exchange Act Rule 0-11, the filing fee was determined by multiplying the transaction value of $642,140,033 by 0.0000809.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to a tender offer by Swift Starboard Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation ("Parent"), to purchase all the outstanding shares of common stock, par value $0.001 per share, including the associated preferred stock purchase rights (the "Shares"), of SangStat Medical Corporation, a Delaware corporation (the "Company"), at a purchase price of $22.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 13, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). This Schedule TO is being filed on behalf of the Purchaser and Parent.

        The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of August 4, 2003, by and among Parent, the Purchaser and the Company (the "Merger Agreement"), a copy of which is filed as Exhibit (d)(1) hereto, is also incorporated in this Schedule TO by reference.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the SUMMARY TERM SHEET of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a)   SangStat Medical Corporation, 6300 Dumbarton Circle, Fremont, CA 94555, (510) 789-4300.

        (b)   As of June 30, 2003, there were 26,469,087 shares of common stock, $0.001 par value per share, of the Company outstanding.

        (c)   The Shares are traded on the Nasdaq National Market under the symbol "SANG." The information set forth in Section 6 "Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a), (b), (c)    The information set forth in Section 9 "Certain Information Concerning Genzyme and the Purchaser" and Annex I "Directors and Executive Officers of Genzyme and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        The information set forth in the SUMMARY TERM SHEET, Section 1 "Terms of the Offer," Section 2 "Procedures for Tendering Shares," Section 3 "Withdrawal Rights," Section 4 "Acceptance for Payment and Payment," Section 5 "Certain U.S. Federal Income Tax Consequences," Section 7 "Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations," Section 12 "Purpose of the Offer; the Merger Agreement; Plans for SangStat" and Section 14 "Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)(1)    Other than the transactions described in Item 5(b) below, during the past two years neither Parent, the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Annex I "Directors and Executive Officers of Genzyme and the Purchaser" of the

Offer to Purchase has entered into any transaction with the Company or any of the Company's affiliates that are not natural persons.

        (a)(2)    Other than the transactions described in Item 5(b) below, during the past two years neither Parent, the Purchaser nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Annex I "Directors and Executive Officers of Genzyme and the Purchaser" of the Offer to Purchase has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

        (b)    The information set forth in the INTRODUCTION, Section 8 "Certain Information Concerning SangStat," Section 9 "Certain Information Concerning Genzyme and the Purchaser," Section 11 "Contacts and Transactions with SangStat; Background of the Offer," and Section 12 "Purpose of the Offer; the Merger Agreement; Plans for SangStat" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a),(c)(1)-(7)    The information set forth in the INTRODUCTION, Section 7 "Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations," Section 11 "Contacts and Transactions with SangStat; Background of the Offer" and Section 12 "Purpose of the Offer; the Merger Agreement; Plans for SangStat" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a), (b), (d)    The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        The information set forth in Section 9 "Certain Information Concerning Genzyme and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        The information set forth in Section 16 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        (a)(1)    Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Parent, the Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

        (a)(2)-(5)    The information set forth in the INTRODUCTION, Section 7 "Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations" and Section 15 "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (b)    The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.    EXHIBITS

        See Exhibit Index immediately following the signature page.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION
Dated: August 13, 2003	By:	/s/ G. JAN VAN HEEK Name: G. Jan van Heek Title: Executive Vice President
SWIFT STARBOARD CORPORATION
Dated: August 13, 2003	By:	/s/ G. JAN VAN HEEK Name: G. Jan van Heek Title: President

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)	Offer to Purchase dated August 13, 2003.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)
Joint Press Release issued by Parent and the Company on August 4, 2003 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on August 4, 2003).
(a)(8)	Transcript of conference call by Parent (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on August 5, 2003).
(a)(9)	Slide presentation by Parent (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on August 11, 2003).
(a)(10)	Summary Advertisement published in the Wall Street Journal on August 13, 2003.
(a)(11)	Complaint, Rocco Pignone vs. SangStat Medical Corporation, et al., filed on August 7, 2003 in the California Superior Court, County of Alameda.
(a)(12)	Press release issued by Parent on August 13, 2003.
(b)	Amended and Restated Credit Agreement dated December 14, 2000 among Genzyme, certain subsidiaries of Genzyme, and Fleet National Bank, as Administrative Agent.
(d)(1)	Agreement and Plan of Merger dated as of August 4, 2003 among Parent, the Purchaser and the Company.
(d)(2)	Confidentiality Agreement dated June 12, 2003 between Parent and the Company.